

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2008

Mr. John L. Hales
Chief Executive Officer
Pacific Land and Coffee Corporation
500 Alakawa Street, Suite 220C
Honolulu, Hawaii 96817

>        **Re:    Pacific Land and Coffee Corporation**
>              **Form 10-KSB for Fiscal Year Ended March 31, 2007**
>              **Filed June 29, 2007**
>              **Form 10-QSB for Fiscal Quarters Ended**
>              **June 30, 2007, September 30, 2007 and December 31, 2007**
>              **File No. 0-30595**

Dear Mr. Hales:

We issued comments to Pacific Land and Coffee Corporation on the above captioned filings on February 19, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 13, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 13, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340, if you have any questions.  In her absence, please direct your questions to me at (202) 551-3344.

Sincerely,


William Thompson
Branch Chief